

Mail Stop 3628

December 14, 2005

By Facsimile (561) 655-8719 and U.S. Mail
Stuart P. Dawley, Esq.
Vice President, General Counsel and Secretary
AirNet Communications Corporation
3950 Dow Road
Melbourne, Florida 32934

Re: AirNet Communications Corporation
  Schedule TO
  Filed on November 30, 2005
  File No. 005-57311

Dear Mr. Dawley:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1. Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

2. Please provide a brief statement of the accounting treatment of the offer or explain why this disclosure is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

Offer to Purchase

General

3. We note the term "confidential" located at the top right hand corner of the cover page of your Offer to Amend. It is unclear why you use the term "confidential" in view of the fact that this Offer to Amend has been filed on EDGAR. Please remove this reference or otherwise advise.

7. Conditions to the Offer; Waiver of Conditions, page 25

4. We note your disclosure that you may assert a condition regardless of whether it results from "any action or omission by [AirNet Communications]." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude your reference to actions or omissions to act by the bidder.

5. As noted in the comment above, a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

    •   Revise the bullet points to avoid the terms "threatened," as it is unclear how a "threatened" event can be objectively determined;

    •   Avoid the use of vague terms, such as "could" and "may," and events that "indirectly" affect the offer;

    •   In subsection (a) under bullet point one and two, you refer to actions that "otherwise relate in any manner to the offer." These conditions are vague and appear to include both positive and negative effects, regardless of materiality, and may be so broad as to render the offer illusory. Similarly, bullet point seven appears to include both positive and negative effects as it refers to any change in your business, financial condition, assets, income, operations, prospects or stock ownership that in your reasonable judgment may be material to you; and

    •   In subsection (b) under bullet point one, you refer to "contemplated benefits." All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the contemplated benefits of your offer are. Please expand to describe them.

10. U.S. Federal Income Tax Consequences, page 27

6. We note that the summary "does not purport to be a complete description . . ." and the "summary is subject to, and is qualified in its entirety . . . ." Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your Offer material. Please revise.

7. Please revise the disclaimer in the third paragraph of this section on page 27 and any similar disclosure throughout your Offer. While you may recommend that investors consult their

own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" do so.

12. Financial Information, page 29

8. Please revise the presentation of your financial information to disclose the book value per share. See Item 1010(c)(5) of Regulation M-A. Also, disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

17. Extension of Offer; Termination; Amendment; Notification, page 33

9. You disclose that AirNet Communications reserves the right to terminate or postpone the offer regardless of whether it has deemed any event listed in Section 7 to have occurred. This disclosure appears to inappropriately imply that you may terminate the Offer at will, in your sole discretion, and for any reason and suggests that the Offer is an impermissible illusory offer. Please clarify the disclosure to make it clear that you may terminate the offer only if one of the listed offer conditions is "triggered." Also revise to clarify what you mean by postponing the Offer. For example, are you using this term to mean extension of the offer? Please note that you may not postpone or otherwise delay payment subsequent to expiration other than in anticipation of receiving necessary governmental approvals.

10. We note that you disclose that any amendment to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform optionees of such change. We also note that you disclose that you have no obligation to publish, advertise or otherwise communicate any such public announcement. Please reconcile these statements. We remind you that depending on the materiality of the new information, you may be required to disseminate materials as required by Rule 13e-4(e)(3).

19. Additional Information, page 34

11. Please revise your disclosure to properly reflect the new address of the SEC's Public Reference Room. The new address is 100 F Street, N.E., Washington, DC, 20549.

12. We note your disclosure that "[t]he most recent information that [AirNet Communications] file with the SEC automatically updates and supersedes older information" and that

"information contained in any such filing will be deemed to be a part of this Offering Memorandum as of the date on which the document is filed and any older information that has been modified or superseded will not be deemed to be a part of this Offering Memorandum." This disclosure suggests that you are attempting to forward incorporate future filings into this Offering Memorandum. Please be advised that Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your document to clarify.

20. Miscellaneous, page 35

13. Refer to the last sentence of the first paragraph. Your disclaimer of any obligation to update forward looking statements in the Offer materials is inconsistent with your obligation to due so under Rule 13e-4(c)(3). Please delete.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from AirNet Communications acknowledging that:

· the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: John G. Igoe, Esq.
        Edwards Angell Palmer & Dodge, LLP
        One North Clematis Street, Suite 400
        West Palm Beach, Florida 33401